                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 40)


                     TRANSCONTINENTAL REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   893617-20-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert A. Waldman
                        1800 Valley View Lane, Suite 300
                               Dallas, Texas 75234
                                 (469) 522-4200
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  June 30, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                 American Realty Trust, Inc., FEI No. 54-0697989
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
                                                     WC
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
                                                Georgia
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------

                  7)    Sole Voting Power                    -0-
Number of
Shares Bene-      --------------------------------------------------------------
ficially
Owned by          8)    Shared Voting Power                  -0-
Each Report-
ing Person        --------------------------------------------------------------
With
                  9)    Sole Dispositive Power               -0-

                  --------------------------------------------------------------

                  10)   Shared Dispositive Power             -0-
--------------------------------------------------------------------------------
                                                                       4,984,917
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
                                                                       61.75%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------
                                                              CO
     14) Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

             Transcontinental Realty Acquisition Corporation, FEI No. 13-4243611
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
                                                     WC
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
                                                Nevada
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------

                  7)    Sole Voting Power                    1,213,226
Number of
Shares Bene-      --------------------------------------------------------------
ficially
Owned by          8)    Shared Voting Power                  -0-
Each Report-
ing Person        --------------------------------------------------------------
With
                  9)    Sole Dispositive Power               1,213,226

                  --------------------------------------------------------------

                  10)   Shared Dispositive Power             -0-
--------------------------------------------------------------------------------
                                                                       1,213,226
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
                                                                       15.03%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------
                                                              CO
     14) Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

             Basic Capital Management, Inc., FEI No. 75-2261065
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
                                                     WC
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
                                                Nevada
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------

                  7)    Sole Voting Power                    202,806
Number of
Shares Bene-      --------------------------------------------------------------
ficially
Owned by          8)    Shared Voting Power                  -0-
Each Report-
ing Person        --------------------------------------------------------------
With
                  9)    Sole Dispositive Power               202,806

                  --------------------------------------------------------------

                  10)   Shared Dispositive Power             -0-
--------------------------------------------------------------------------------
                                                                         202,806
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
                                                                          2.5%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------
                                                              CO
     14) Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

             The Gene E. Phillips Children's Trust, I.D. No. 13-6599759
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
                                                     N/A
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
                                                  Texas
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------

                  7)    Sole Voting Power                    1,827
Number of
Shares Bene-      --------------------------------------------------------------
ficially
Owned by          8)    Shared Voting Power                  -0-
Each Report-
ing Person        --------------------------------------------------------------
With
                  9)    Sole Dispositive Power               1,827

                  --------------------------------------------------------------

                  10)   Shared Dispositive Power             -0-
--------------------------------------------------------------------------------
                                                                           1,827
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
                                                                         0.0002%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------
                                                              OO
     14) Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

             Syntek Asset Management, L.P., FEI No. 75-2311348
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
                                                     N/A
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
                                                  Delaware
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------

                  7)    Sole Voting Power                    -0-
Number of
Shares Bene-      --------------------------------------------------------------
ficially
Owned by          8)    Shared Voting Power                  -0-
Each Report-
ing Person        --------------------------------------------------------------
With
                  9)    Sole Dispositive Power               -0-

                  --------------------------------------------------------------

                  10)   Shared Dispositive Power             -0-
--------------------------------------------------------------------------------
                                                                           -0-
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
                                                                           0%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------
                                                              PN
     14) Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

             American Realty Investors, Inc., FEI No. 75-2847135
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
                                                     WC
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
                                                  Nevada
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------

                  7)    Sole Voting Power                    -0-
Number of
Shares Bene-      --------------------------------------------------------------
ficially
Owned by          8)    Shared Voting Power                  -0-
Each Report-
ing Person        --------------------------------------------------------------
With
                  9)    Sole Dispositive Power               -0-

                  --------------------------------------------------------------

                  10)   Shared Dispositive Power             -0-
--------------------------------------------------------------------------------
                                                                       6,198,143
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
                                                                          76.78%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------
                                                              CO
     14) Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

             EQK Holdings, Inc., FEI No. 75-2931679
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
                                                     WC
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
                                                  Nevada
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------

                  7)    Sole Voting Power                    4,984,917
Number of
Shares Bene-      --------------------------------------------------------------
ficially
Owned by          8)    Shared Voting Power                  -0-
Each Report-
ing Person        --------------------------------------------------------------
With
                  9)    Sole Dispositive Power               4,984,917

                  --------------------------------------------------------------

                  10)   Shared Dispositive Power             -0-
--------------------------------------------------------------------------------
                                                                       4,984,917
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
                                                                          61.75%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------
                                                              CO
     14) Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 40 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Shares") of TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation ("TCI" or the"Issuer") and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 39 thereof (the "Amended Statement") filed by and on behalf of the "Reporting Persons" described below. The principal executive offices of TCI are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 893617-20-9.

         This Amendment No. 40 to Schedule 13D is being filed to reflect various changes in the information contained in the Amended Statement, including transfers of Shares from two Reporting Persons to another Reporting Person.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Amended Statement is hereby further amended as follows:

         This Amendment is being filed on behalf of American Realty Trust, Inc., a Georgia corporation ("ART"), Basic Capital Management, Inc., a Nevada corporation ("BCM"), The Gene E. Phillips Children's Trust (the "GEP Trust"), Syntek Asset Management, L.P., a Delaware limited partnership ("SAM LP"), American Realty Investors, Inc. a Nevada corporation ("ARL"), EQK Holdings, Inc., a Nevada corporation ("EQK"), and Transcontinental Realty Acquisition Corporation, a Nevada corporation and a wholly-owned subsidiary of ARL ("TCI AcqSub"), each of which have their principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. All of ART, BCM, the GEP Trust, SAM LP, ARL, EQK and TCI AcqSub are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because Gene E. Phillips is a general partner of SAM LP, BCM is beneficially owned by a trust for the benefit of Mr. Phillips' children; until June 30, 2003, BCM served as Advisor to ARL, and Mr. Phillips' son, Ryan
T. Phillips, serves as a director of BCM and is a beneficiary of the GEP Trust. EQK is a wholly-owned subsidiary of ART, and ART and TCI AcqSub are each wholly-owned subsidiaries of ARL.

         On May 23, 2003, ARL issued a press release announcing that ARL's Board of Directors determined that it was not in the best interest of ARL to continue to pursue previously proposed mergers of Income Opportunity Realty Investors, Inc. ("IOT") and TCI into subsidiaries of ARL. As a result, ARL requested the consent of the Securities and Exchange Commission (the "SEC") to ARL's withdrawal of its Registration Statement on Form S-4 (No. 333-83292) relating to the issuance of ARL stock in connection with the proposed mergers which request effectively terminates such proposed mergers. The consent was deemed to be given on and as of June 9, 2003. All references in the Amended Statement to such proposed mergers are now deleted.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Amended Statement is hereby further amended as follows:

         (a) According to the latest information available from the Issuer, as of April 30, 2003, the total number of issued and outstanding Shares was 8,072,594 Shares. As of June 30, 2003, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:

                        No. of Shares
       Name             Owned Directly        Approximate % Class
       ----             --------------        -------------------
       ART*               4,984,917                 61.75%
       BCM                  202,806                  2.5%
     GEP Trust                1,827                  0.0002%
      SAM LP                    -0-                  -0-%
       ARL*+              6,198,143                 76.78%
       EQK                4,984,917                 61.75%
    TCI AcqSub            1,213,226                 15.03%
                          ---------                 ------
      Totals              6,402,776                 79.31%
                          =========                 ======

----------
         * Same Shares owned by EQK; EQK is a wholly-owned subsidiary of ART which in turn is a wholly-owned subsidiary of ARL; ARL is the indirect parent of EQK.

         + Same Shares owned by TCI AcqSub which is a wholly-owned subsidiary of ARL.

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of ARL, ART and EQK may be deemed to beneficially own the number of Shares owned by EQK described above; and each of the directors of ARL and TCI AcqSub may be deemed to beneficially own the number of Shares owned by TCI AcqSub described above; each of the directors of BCM may be deemed to beneficially own the Shares held directly by BCM. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

Name of Director or                                             No. of Shares                   % of
General Partner                       Entity                  Beneficially Owned                Class
-------------------          -----------------------          ------------------                -----
Ted P. Stokley                         ARL                        6,198,143*+                   76.78%
Earl D. Cecil                          ARL                        6,198,143*+                   76.78%
Richard W. Humphrey                    ARL                        6,198,143*+                   76.78%
Joseph Mizrachi                        ARL                        6,198,143*+                   76.78%
Ryan T. Phillips(1)             BCM and GEP Trust                   204,633++                    2.53%
Mickey Ned Phillips                    BCM                          202,806                      2.51%
Donald W. Phillips                  GEP Trust                         1,827                      0.0002%

Name of Director or                                             No. of Shares                   % of
General Partner                       Entity                  Beneficially Owned                Class
-------------------          -----------------------          ------------------                -----
Robert A. Waldman            ART, EQK and TCI AcqSub              6,198,143*+                   76.78%
Ronald E. Kimbrough          ART, EQK and TCI AcqSub              6,198,143*+                   76.78%
                                                                  ---------                     ------
         Total Units beneficially owned                           6,402,776                     79.31%
         by Reporting Persons and                                 =========                     ======
         individuals listed above:

----------
  (1) Also beneficiary of the GEP Trust.

         (b) Each of the directors of EQK share voting and dispositive power over the 4,984,917 Shares held by EQK. Each of the directors of TCI AcqSub share voting and dispositive power over the 1,213,226 Shares held by TCI AcqSub. The directors of BCM have shared voting and dispositive power over the 202,806 Shares held by BCM. The Trustee of the GEP Trust has the sole voting and dispositive power over the 1,827 Shares held by the GEP Trust.

         (c) During the 60 calendar days ended June 30, 2003, the Reporting Persons and their executive officers, directors, partners and trustees, as the case may be, did not engage in any transaction in the Shares or any other equity interest derivative thereof except:

                  (i) pursuant to a Stock Transfer Agreement dated June 2, 2003 (the "Transfer Agreement") between EQK and BCM, EQK sold to BCM and BCM acquired from EQK 674,971 shares of Common Stock of IOT at a purchase price of $18.45 per share (a total of $12,453,214) for which BCM paid and delivered to EQK (x) 650,000 Shares of TCI at a price of $18.35 per Share (a total of $11,972,500) and (y) BCM's unsecured promissory note payable to the order of EQK in the stated principal amount of $525,714 bearing interest at the Wall Street Journal rate plus 2% per annum, maturing on June 30, 2004;

                  (ii) On June 30, 2003, SAM LP made a special distribution as a withdrawal of capital of $541,855, to its 96% limited partner, ART, which was paid by delivery to ART of 26,475 Shares of TCI Common Stock at a value of $20.46+ per Share (the aggregate cost basis of such Shares on the books of SAM LP) and upon such delivery, SAM LP ceased to own any Shares and ceased to be a Reporting Person.

                  (iii) On June 30, 2003, following the receipt of 26,475 Shares from SAM LP, ART made a contribution to the capital of its wholly-owned subsidiary EQK of $541,855 which was paid by the delivery from ART to EQK of 26,475 Shares at a value of $20.46+ per Share.

                  (iv) Pursuant to a Securities Transfer Agreement dated June 30, 2003 (the "Securities Agreement") between BCM and EQK, BCM sold to EQK and EQK acquired from BCM 314,141

         Shares of TCI Common Stock at a price of $18.35 per Share for which EQK paid and delivered to BCM a participation valued at $5,764,487.35 in a loan from Garden Capital, L.P. to One Realco Corporation pursuant to an Amended Promissory Note dated February 19, 1999 which matures February 19, 2004 (the "ORC Participation").

         (d) No person other than the Reporting Persons or its respective Board of Directors, General Partners or Trustee is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares held by each of the Reporting Persons, subject to the matters set forth in Item 6 below.

         (e) On June 30, 2003, following its distribution to ART of 26,475 Shares, SAM LP ceased to own any Shares of TCI Common Stock and ceased to be a Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Amended Statement is hereby further amended to read as follows:

         EQK pledged 2,751,798 Shares to Sunset Management, LLC ("Sunset") pursuant to a loan agreement with such lender. The 650,000 Shares and 270,507 Shares acquired by EQK from BCM are also pledged to Sunset. Sunset made a loan of $30,000,000 on September 17, 2001 to EQK, BCM, ART and ART Williamsburg, Inc., a Nevada corporation ("AWI") initially secured by 3,522,305 Shares of TCI Common Stock which was increased by 150,000 Shares to a total of 3,672,305 Shares on February 25, 2002. Such Shares are the subject of four pledge agreements and amendments pursuant to which Commonwealth Land Title Insurance Company ("Commonwealth") is the Pledge Holder of the securities. The loan was scheduled to mature on September 17, 2002, but Sunset orally agreed in September 2002 to extend the maturity date of the loan and accept substitute collateral for the Shares after a pay-down of $15,000,000, which was made by the borrowers. Sunset did not honor the agreement which resulted in litigation in Texas state court in the case styled American Realty Trust, Inc., et al. v. Sunset Management LLC, Cause No. 02-09433-I pending in the 162nd Judicial District Court of Dallas County, Texas. On July 7, 2003, Sunset delivered to TCI a
Schedule 13D for an event on June 10, 2003, alleging that Sunset (i) holds the voting rights to 3,672,305 Shares (10 Shares owned and incorrectly 3,673,115 other shares [which should be no more than 3,672,305 Shares]) of TCI Common Stock (approximately 45%), (ii) intends to pursue legal remedies to remove and replace the TCI directors, and (iii) intends to foreclose upon the pledged Shares of TCI Common Stock.

         The remaining 1,312,612 Shares owned directly by EQK may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of EQK. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of market value of the

Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements may vary with applicable costs and account balances.

         The remaining 202,806 Shares owned by BCM may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of BCM. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements vary with applicable costs and account balances.

         All 1,827 Shares owned by the GEP Trust may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with a brokerage firm relating to an account of the GEP Trust. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such account, and it is impracticable at any given time to determine the amount, if any, with respect to the Shares and interest cost under such arrangements vary with applicable costs and account balances.

         Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURES

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 40 to Statement on Schedule 13D is true, complete and correct.

Dated: July 8, 2003.

SYNTEK ASSET MANAGEMENT, LP,                    AMERICAN REALTY TRUST, INC.
a Delaware limited partnership
                                                By: /s/ Ronald E. Kimbrough
By: Syntek Asset Management,                        --------------------------
    Inc., General Partner                           Ronald E. Kimbrough
                                                    Executive Vice President
By: /s/ Ronald E. Kimbrough
    --------------------------
    Ronald E. Kimbrough
    Executive Vice President


AMERICAN REALTY INVESTORS, INC.                 BASIC CAPITAL MANAGEMENT, INC.

By: /s/ Ronald E. Kimbrough                     By: /s/ Ronald E. Kimbrough
    --------------------------                      --------------------------
    Ronald E. Kimbrough                             Ronald E. Kimbrough
    Executive Vice President                        Executive Vice President



TRANSCONTINENTAL REALTY                         EQK HOLDINGS, INC.
ACQUISITION CORPORATION

                                                By: /s/ Ronald E. Kimbrough
By: /s/ Ronald E. Kimbrough                         --------------------------
    --------------------------                      Ronald E. Kimbrough
    Ronald E. Kimbrough                             President and Treasurer
    President


THE GENE E. PHILLIPS CHILDREN'S TRUST

By: /s/ Donald W. Phillips
    --------------------------
    Donald W. Phillips,
    Trustee